[Letterhead of Sutherland Asbill & Brennan LLP]

December     , 2010

VIA E-MAIL AND EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                              Saratoga Investment Corp. (the “Company”) — Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-169135) filed on September 22, 2010 (the “Form N-2”)

Dear Mr. Rupert

We are submitting this letter to respond to the comment letter dated November 10, 2010 issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company regarding the Form N-2.  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  References to the Form N-2 contained herein are to Pre-Effective Amendment No. 2 thereto that has been filed with the SEC on the date hereof.

Cover Page

1.             Please add the parenthetical “(after a one-for-ten reverse stock split of its common shares on August 12, 2010)” in the second sentence of the fourth paragraph after the word “share”. Please ensure that per share informational changes resulting from the Split are appropriately made throughout the Fund’s prospectus and statement of additional information.

Response:              We have revised the disclosure on the cover page of the prospectus included in the Form N-2 accordingly and have confirmed that the per share informational changes resulting from the reverse stock split have been appropriately made throughout the prospectus.

Page i

2.             In the second sentence of the paragraph immediately preceding the Table of Contents, please explain supplementally why the disclosure cautions prospective shareholders not to rely on unauthorized information or representations not contained in the prospectus, “as if we had authorized it.” Please delete the quoted language or explain why it should not be deleted.

Response:             We have revised the subject language to clarify that the Company has not authorized anyone else to provide investors with information different from that contained in the prospectus included in the Form N-2.  In this regard, it is fairly standard practice for registrants to include this language or substantially similar language in registration statements filed under the Securities Act of 1933.  The purpose of the language is to ensure that investors understand that their decision to buy shares of the registrant’s common stock should be based on information included in the prospectus and not based on information provided to them by third-parties, such as their brokers or financial advisers, over whom the registrant has no control.

3.             Expand the first sentence of the third paragraph to include the dollar amount of the Fund’s net assets. If the Fund was in default with respect to its credit facility on that date, that fact should also be disclosed. In addition, this disclosure should be updated as needed.

Response:             We have revised the disclosure accordingly. In addition, we have included the Company’s financial statements as of and for the six months ended August 31, 2010 in the Form N-2.  As of August 31, 2010, the Company was not in default under any of its outstanding debt obligations, including its senior secured revolving credit facility with Madison Capital Funding LLC (the “Replacement Facility”).

4.             In the second sentence of the fifth paragraph, disclose specifically if the securities of companies in bankruptcy will be purchased or held by the Fund as “opportunistic” investments.

Response:             We have revised the disclosure accordingly.

5.             Please include as a risk factor appropriate disclosure with regard to the Fund as a “going concern” here and as a legend on the cover page.

Response:             We have included disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in the Form N-2 that discusses the fact that the Company’s auditors issued a “going concern” opinion in connection with its audit of the Company’s financial statements as of and for the year ended February 28, 2010. The going concern opinion, however, related to the fact that, as of the date of the audit report issued by the Company’s auditors, the Company was in default of certain provisions of the revolving securitized credit facility with Deutsche Bank, New York Branch (the “Revolving Facility”).  At such time, there was substantial doubt surrounding the Company’s ability to cure such default and, as a result, continue as a going concern.  However, as a result of the recapitalization transaction described in the Form N-2 that closed on July 30, 2010 (the “Recapitalization Transaction”), the Revolving Facility, under which the Company was in default, was repaid and terminated and the Replacement Facility was put in place.  The Company is in compliance with all material terms of the Replacement Facility.  As a result, the Company believes that the going concern raised by its auditors in connection with their audit of the

Company’s financial statements for the year ended February 28, 2010 is no longer applicable.  Since no new audit of the Company’s financial statements has taken place since the audit report issued on May 27, 2010, the auditors have not issued a new audit report which would remove the going concern opinion.  The Company believes that it is important to disclose that the auditors issued a going concern opinion prior to the Recapitalization Transaction in the Form N-2; however, the Company also believes that since the going concern opinion was based on the Company’s prior default on its obligations under the Revolving Facility, highlighting such opinion as a risk factor could be misleading to investors since it would suggest that there remains a substantial doubt about the Company’s ability to continue as a going concern.

6.             Please include as a risk factor a statement to the effect that any rise in overall interest rates will likely have the effect of making it easier for the adviser to receive income incentive fees, without a necessarily concomitant increase in performance.

Response:             We have complied with this comment.  See pages 5 and 18 of the Form N-2.

7.             Disclose that the incentive fee structure of the Fund and the calculation of the base management fee on gross assets give the Fund’s investment adviser an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so. Disclose that the Fund’s Board of Directors will oversee this conflict. This comment also applies to the disclosure on page 17.

Response:             We have revised the disclosure accordingly.  See pages 5 and 17-18 of the Form N-2.

8.             Disclose that shares of business development companies often trade below net asset value.

Response:             We have revised the disclosure accordingly.  See pages 5 and 21 of the Form N-2.

9.             We note that the Fund has a going concern paragraph in its audit opinion. In your response letter, please explain why a shelf offering is appropriate in this circumstance.

Response:             As noted above, the Company’s auditors issued a “going concern” opinion in context with its audit of the Company’s financial statements for the year ended February 28, 2010.  The audit report which contained the going concern language was issued on March 27, 2010.  The March 27, 2010 audit report specifically refers to the default under the Revolving Facility, which gave the lender thereunder the right to accelerate repayment of the outstanding indebtedness and foreclose and liquidate the collateral pledged under the Revolving Facility, as the reason for the inclusion of the going concern language in the audit report.  In light of the effectuation of the Recapitalization Transaction on July 30, 2010, the Revolving Facility was repaid and terminated and, as a result, the circumstance that gave rise to the inclusion of the going concern language in the March 27, 2010 audit report no longer exists.

10.           The fee table presents a gross expense ratio of 8.99%. We note that the Fund’s gross expense ratio for the year ended February 28, 2010 was 16.84%. The Fund’s currently reported gross expense ratios for the quarters ended May 31 and August 31 were 19.99% and 18.72%, respectively. Thus, the Fund expenses have increased since February 28, 2010. Please explain to the staff why 8.99% is the correct expense ratio in light of the Fund’s recent expense ratio history and its audited expense ratio of 16.84%, or revise the disclosure accordingly.

Response:             As required by Form N-2, the “Fees and Expenses Table” is designed to show the estimated fees and expenses that the Company will pay as a percentage of net assets on a going forward basis.  The Company’s expense ratios for the quarters ended May 31, 2010 and August 31, 2010, as presented in the Financial High on a go forward basis lights in the notes to its financial statements for such periods, reflect fees and expenses paid in connection with the Recapitalization Transaction, including the termination of the Revolving Facility and the entry into the Replacement Facility.  These expenses were non-recurring expenses that greatly impacted the Company’s expense ratios for these periods.  Going forward, however, the Company estimates that its total expenses will decrease as a percentage of its net assets.

11.           Revise footnote (4) to disclose what amount of leverage results in the 2.15% management fee and to state that the contractual management fee is a percentage of gross assets. Disclose any assumptions made by the Fund regarding leverage. Disclose that since the Fund does not receive any proceeds of the offering, its impact on the fee table is limited to the expenses of the offering, which are included in the fee table.

Response:             We have revised the disclosure accordingly.  See page 10 of the Form N-2.

12.           Please revise footnote (6) to disclose that all expected borrowing costs are included in the expense presentation (e.g., commitment fees and reverse repurchase agreements, if any).

Response:             We have revised the disclosure accordingly.  See page 10 of the Form N-2.

13.           Please add disclosure to the footnotes that briefly summarizes the terms of the fresh start basis for the capital gain incentive fee as of May 31, 2010. This summary should make clear that any unrealized depreciation existing at that that date that might have otherwise reduced the incentive in the future has been eliminated.

Response:             We have revised the disclosure accordingly.  See page 13 of the Form N-2.

14.           The Fund identified a material weakness in its internal controls over it financial reporting with respect to the preparation of the Fund’s investment valuations. Please expand the disclosure to state whether the Fund’s Board of Directors believes the issue has been corrected.

Response:             We have revised the disclosure accordingly.  See pages 16-17 of the Form N-2.

15.           Delete the word “formal” in the last sentence of the first paragraph and insert the word “may” immediately before the word “thereby.”

Response:             We have revised the disclosure accordingly.  See page 18 of the Form N-2.

16.           Revise the third paragraph to make clear that the Board of Directors has an obligation to oversee conflicts of interest with respect the Fund’s investment adviser.

Response:             As discussed in our response to Comment No. 7 above, we have added disclosure indicating that our board of directors will seek to satisfy itself that the Company’s investment adviser is acting in our best interests and that our fee structure does not incentivize the Company’s investment adviser to incur leverage for the purposes of increasing management fees.

17.           Disclose to what extent the Fund intends to invest in payment-in-kind or original issue discount instruments.

Response:             We have revised the disclosure accordingly.  See page 23 of the Form N-2.

18.           Disclose whether a written policy for the fair and equitable allocation of investment opportunities exists. If a written policy does not exist, please explain to the staff why not.

Response:             The Company’s investment adviser, Saratoga Investment Advisors, does not currently manage any other funds or accounts other than the Company. As a result, all investment opportunities brought to the attention of Saratoga Investment Advisors are allocated to the Company.  To the extent Saratoga Investment Advisors were to manage any other funds or accounts that may compete with the Company, it would implement an allocation policy to ensure a fair and equitable allocation of investment opportunities to the funds or accounts it manages.

19.           Please disclose whether the Fund currently intends to pay dividends in its own stock.

Response:             We have revised the disclosure accordingly.  See page 25 of the Form N-2.

20.           Please confirm supplementally to the staff that there are no other portfolio specific risks that should be disclosed with respect to the Fund’s investment in the subordinated notes of CLO 2007. In light of the Fund’s fresh start with respect to the capital gain incentive fee calculation discussed in comment 13 above, disclose whether there is any risk to shareholders with respect to any potential reversals of any previous valuation writedowns for CLO 2007. Please clarify the disclosure to specifically explain the consequences of the Fund’s first loss position in the subordinated notes of CLO 2007.

Response:             As an initial matter, the Company notes that in the Form N-2, the Company has added a balance sheet, an income statement and a schedule of investments as of and for the quarter ended May 31, 2010 of GSC Investment Corp. CLO 2007 LTD (“GSCIC CLO”).  In addition, on page 68 the Company has included updated information about weighted average yield, weighted average maturity and other financial highlights of GSCIC CLO.  Since most of the investments held by GSCIC CLO are either also held directly by the Company or similar in nature to the investments that the Company makes, we believe that the existing risk factors related to the Company’s portfolio companies also includes the portfolio companies held by GSCIC CLO.

In addition, we have revised the risk factor to explain the consequences of the Company’s first loss position in GSCIC CLO and added a separate risk factor relating to the Company’s fresh start with respect to the capital gain incentive fee pertaining to all of the investments it held at May 31, 2010, including GSCIC CLO.

21.           Please revise the last full paragraph on this page with respect to the Split. See comment 1 above.

Response:             We note that page 39 already contains disclosure relating to the reverse stock split that took place on August 12, 2010.  Due to the fact that the Form N-2 contains updated financial statements through August 31, 2010, additional disclosure has been added throughout the document to make clear that certain historical information is not split-adjusted.

22.           We believe that the fresh start date for the capital gains incentive fee calculation should be disclosed as a footnote to the Fund’s financial highlights presentation. In addition, will the $2.6 million waived by the prior adviser be cited and explained as a footnote to total return in the financial highlights?

Response:             We have added footnote (2) to the “Financial Highlights” table in Note 12 to the Company’s unaudited financial statements as of August 31, 2010, in response to your comment relating to the fresh start date for the capital gains incentive fee calculation.  In addition, we have added disclosure to footnote (5) to make clear that the total return based on net asset value line item includes the effect of the waiver of deferred incentive fees.

23.           Revise footnote (1) to state what percentage of the total Fund assets are represented by the Corporate Debt Portfolio Overview presentation shown on this page for each period presented. Will the same or similar information be available for CLO 2007? If not, why not?

Response:             We have revised the disclosure in footnote (1) accordingly.  As to the question relating to the GSCIC CLO portfolio, the Form N-2 includes the balance sheet, income statement and schedule of investments for the GSCIC CLO as of and for the quarter ended May 31, 2010.

24.           The last sentence of the first full paragraph indicates that certain investments of CLO 2007 are in default. Please see comment 20 above. Does the Fund’s investment in CLO 2007 present any co-investing issues under Section 57 of the 1940 Act?

Response:             The Company’s investment in GSCIC CLO does not present any co-investment issues under Section 57 of the Investment Company Act of 1940 (“1940 Act”) because GSCIC CLO is a downstream affiliate of the Company and, in accordance with Rule 57b-1 of the 1940 Act, the Company can co-invest with GSCIC CLO.

25.           The disclosure with regard to the internally developed credit and monitoring rating system (“CMR”) discusses historic grading with respect to Fund investments. We note that the Fund has a new adviser and we don’t understand why the CMR system of the prior adviser remains meaningful to investors. Please remove the disclosure or explain why it is still germane.

Response:             The Company has removed information relating to the prior rating system in the Form N-2 in connection with providing MD&A disclosure through August 31, 2010.

26.           Please explain why CLO 2007 is deemed to be in the “Structured Finance Securities” industry.

Response:             The table on page 45 categorizes the industries in which our portfolio companies operate according to an industry classification system used by the Company.  GSCIC CLO is a collateralized loan obligation fund and, as a result, does not operate in any particular industry segment.  The Company determined that the classification “structured finance securities” most closely describes GSCIC CLO’s business.

27.           Please explain supplementally the fair value methodology in the first two sentences of the second full paragraph and confirm that this process is consistent with Section 2(a)(41) of the 1940 Act. Given the significance of CLO 2007 as a percentage of the Fund’s assets, expand the fair value discussion of this asset accordingly.

Response:             For the quarter ended August 31, 2010, consistent with the Company’s past practice, it used Intex cash flow models to form the basis for GSCIC CLO’s valuation.  The models used a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated valuations.   The assumptions were based on available market data and projections provided by third parties as well as management estimates.  The Company used the output from the Intex models to perform a discounted cash flows analysis on expected future cash flows to determine a valuation for the Subordinated Notes of GSCIC CLO held by the Company.  We have added disclosure to pages 70 and 98 of the N-2 where we discuss the Company’s valuation process.

Value, as defined in Section 2(a)(41) of the 1940 Act, (i) is the market price for those securities for which a market quotation is readily available and (ii) is the fair value as determined in good faith by the board of directors for all other securities.  The SEC has recognized that no single standard exists for determining fair value in good faith.  Instead, the SEC has adopted a more flexible standard which requires directors to “satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security.”  See letter dated December 8, 1999 issued by the Division of Investment Management to the Investment Company Institute regarding valuation issues. The Company believes that the methodology it uses to determine the fair value of its investment in GSCIC CLO considers all of the appropriate factors relevant to the value of its investment in GSCIC CLO and, as a result, is consistent with the Section 2(a)(41) of the 1940 Act.

28.           Compliance with certain collateral tests is a condition to the discretionary sale of pledged loan assets by the Fund. Please ensure that the portfolio management issues and shareholder risks this presents are appropriately disclosed.

Response:             We believe that the risk factor on page 15 of the Form N-2, entitled, “We employ leverage, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us,” describes risks related to your comment, including the fact that the collateral tests under the Replacement Facility may prohibit the Company from selling assets when it may be advantageous to otherwise do so and the diminished operating flexibility of the Company as a result of having to comply with the terms of the Replacement Facility.

29.           Saratoga Investment Advisors will be paid an allocable portion of its overhead (including officer and staff expense) in performing its obligations under the administration agreement. Do payments under this agreement include any element of profit for Saratoga Investment Advisors or performance based compensation for its officers? If so, please revise the disclosure accordingly. We may have further comments with respect to any element of performance based compensation.

Response:             The Company confirms that payments made to Saratoga Investment Advisors pursuant to the Administration Agreement are limited to reimbursements and do not involve any compensation payments to officers of Saratoga Investment Advisors.

30.           Insert the phrase “using written policies and procedures” after the word “faith” in the first sentence of the first full paragraph.

Response:             We have revised the disclosure on pages 70 and 98 accordingly.

31.           Although the Fund has noted the resignation of certain directors in its compensation presentation, it does not include the new directors. Thus, the compensation paid to directors might be inaccurate going forward. Please revise the disclosure as needed.

Response:             The section entitled, “Director Compensation” and the director compensation table includes all of the directors of the Company for the fiscal year ended February 28, 2010, as required by Item 402(k) of Regulation S-K (See Instruction 14 to Item 18.13 of Form N-2).  Footnote (1) notes that Messrs. Cummings and Hayden resigned from the board of directors in connection with the Recapitalization Transaction; however, Messrs. Looney, Whitman and Williams remained independent directors of the Company following the Recapitalization Transaction.  The text prior to the table discloses the amounts that are paid to the independent directors and discloses that directors that are not independent directors receive no compensation in connection with their service as directors.  We have revised the Form N-2 to include Messrs. Oberbeck and Petrocelli in this table with a footnote indicating that they were not directors during the year ended February 28, 2010 and, since they are not independent directors, are not compensated in their capacities as directors of the Company.

32.           This section illustrates the calculation of the incentive fees. We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fees actually paid for the period.

Response:             Note 5 to the unaudited financial statements for the quarter ended August 31, 2010 includes disclosure relating to the base management fees paid to Saratoga Investment Advisors.  No incentive fees were paid during such quarter.  However, when incentive fees are paid out to the Company’s investment adviser, Note 5 will include the incentive fees paid during such period.

33.           If the ownership chart is expected to change materially as a result of this offering, add appropriate disclosure in an explanatory footnote.

Response:             We have added a cross-reference to the section entitled, “Selling Stockholders” where we disclose that the selling stockholders named in the Form N-2 may sell up to an aggregate of 1,168,018 shares of the Company’s common stock.

34.           The Plan of Distribution identifies short sales as a potential transaction. As the Fund will not receive any proceeds from this offering, we do not see how the Fund’s assistance in a distribution using short sales would be in the best interests of the Fund and its shareholders. Is there any expectation that this offering will cause the share price to decline? Please explain these circumstances to the staff or delete the reference to short sales.

Response:             The disclosure relating to short sales has been removed from the Form N-2.

Part C Item 25

35.           The second asterisked footnote should be expanded to include sufficient information to permit a reader to locate the documents incorporated by reference.

Response:             The footnote has been revised accordingly.

General

36.           We note that some portions of the filing are incomplete and that the financial statements do not yet include CLO 2007. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:             The Form N-2 contains financial statements for GSCIC CLO as of and for the period ended August 31, 2010.  In addition, we have updated the disclosure in the Form N-2 to include unaudited financial statements as of and for the quarter ended August 31, 2010 and have update all related disclosure to such date.  We acknowledge that the staff may have additional comments in its review of the Form N-2 and our responses to your comment letter.

37.           Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:             The Company has not submitted and has no intention of submitting any exemptive or no-action requests in connection with the N-2 registration statement.

*              *              *              *              *

In the event that the Company requests acceleration of the effective date of the Form N-2, the Company will furnish a letter, at the time of such request, acknowledging that:

•                                         it is responsible for the adequacy and accuracy of the disclosure in the filing relating to it;

•                                         should the SEC or the Staff declare the filing effective or clear the filing for mailing to stockholders, it does not foreclose the SEC from taking any action with respect to the filing;

•                                         the action of the SEC or the Staff in declaring the filing effective or clearing the filing for mailing to stockholders, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing relating to it; and

•                                         it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805.

Sincerely,

Steven B. Boehm